EXHIBIT III

PRESS RELEASE
06 May 2003

Notice of Annual General Meeting of Ocean Rig Asa

Stavanger, Norway: Notice is hereby given to the shareholders of Ocean Rig ASA that the annual general meeting of the Company is to be held on Friday, May 16th 2003 at 10 a.m. at the Felix Konferanse-senter, Bryggetorvet 3, Aker Brygge, Oslo, Norway.

The Board of Directors has proposed the following agenda:

1.	Opening of the meeting by Chairman of the Board Geir Aune and registration of shareholders present

2.	Election of the chairperson of the meeting and at least one person to countersign the minutes

3.	Approval of the notice of the meeting and the proposed agenda

4.	Approval of the financial accounts and the annual report, including settlement of the loss for the year of 2002

5.	Determination of the remuneration to members of the Board

6.	Approval of the auditor’s fee

7.	Proposal from the Board to change the Company’s articles of association in connection with proposal to move the head office from Oslo to Forus in Sandnes county

8.	Proposal from the Board for a capital increase in connection with a proposed reversed share split 10:1 and proposal from the Board to change the Company’s articles of association in connection with a proposal to increase the par value of the Company’s shares from NOK 1 to NOK 10 per share

9.	Proposal from the Board regarding authorization for the Company to acquire its own shares

10.	Proposal from a Shareholder regarding a share option program to Board members and management, including withdrawal of the authorization provided to the Board on August 23rd 2002 regarding the current share option plan for Board members and management

11.	Proposal from a Shareholder for discharge of liability of and indemnification for the members of the Board

12.	Election of auditor

13.	Election of members to the Board

The Board’s proposed resolutions and its reasons for making the proposals contained in items 7 — 11 on the agenda are attached hereto. The annual financial statements, the annual report, and the auditor’s report for 2002 are enclosed.

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Shareholders are requested to complete and return the enclosed notice of attendance/proxy form to Nordea Bank ASA, Verdipapirservice, Postboks 1166 - Sentrum, 0107 Oslo, Norway, or to fax no + 47 22 48 63 49 for the attention of Kai Roger Bamberg by 3.00 p.m., May 15th 2003.

Stavanger, April 30th, 2003
Geir Aune
Chairman of the Board

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